(OUTSIDE COVER)








                        CUCOS' LOGO (centered)






                     CUCOS INC. 1998 ANNUAL REPORT





                    Restaurant Locations


     Company Restaurants          Franchised Restaurants

           Alabama                       Arkansas
        Birmingham (2)                  Fort Smith
          Montgomery
                                          Florida
          Louisiana                    Boynton Beach
          Alexandria
            Gretna                       Louisiana
           Hammond                       Metairie
            Houma
           Metairie                     Mississippi
            Monroe                      Hattiesburg
         New Orleans
            Ruston                         Iowa
           Slidell                         Clive

         Mississippi
            Biloxi
          Pascagoula
           Meridian



(LOGO)


                                  Cucos  Inc.  is a full-service,
                                  casual dining restaurant  chain
                                  offering   moderately    priced
                                  Mexican   appetizers,   entrees
                                  and   complementing  beverages.
                                  Cucos  was founded in 1981  and
                                  currently   operates    fifteen
                                  company-owned     and      five
                                  franchised restaurants  located
                                  in   the   Southeastern  United
                                  States.






                           Table of Contents

Restaurants Locations                              Inside Front Cover
Letter to Shareholders                                              2
Management's Discussion and Analysis                                4
Balance Sheet                                                       7
Statements of Operations                                            8
Statements of Cash Flows                                            9
Statements of Shareholders' Equity                                 10
Notes to Financial Statements                                      10
Report of Independent Auditors                                     16
Stock Data (unaudited)                                             16
Directors & Officers, Corporate Information         Inside Back Cover


                        Letter to Shareholders

Dear Fellow Shareholder:


      This was a most disappointing year. It started with high expectations, but as the year progressed, we saw continuing declines in average guest counts throughout our system. Some of the declines could be blamed on increased competition in our smaller markets, however, it became apparent that there was more of a problem than increased competition.
      Income from restaurant operations was down $659,000 (23.8%), and we experienced an operating loss for the first time in a number of years. Additionally, we had to increase our reserves related to closed units by $178,000 and write-off a deferred income tax asset of $107,000. However, on a positive note, last November we were able to commence a new financing package to restructure the Company's debt so as to improve our cash flow, although this involved penalties of $162,000 to pay off the previously existing debt.
      After the refinancing was completed in November, 1997, and the year continued to unfold, the continuing decline in restaurant operations brought into sharp focus that something was broken and needed to be fixed. We undertook a critical assessment of restaurant operations. I decided that we had lost our focus on customer satisfaction by an over-emphasis on reducing costs. It was time for a change -- a time to renew the spirit that made our restaurants a fun, festive place to get a quality meal. We had to increase the level of customer satisfaction, and to do that, we had to have a change in restaurant management philosophy and practice. I decided that we needed to restructure restaurant management and supervision, and this required the recruitment of a new head of restaurant operations. We are very fortunate to have been able to bring in Dan Earles to be
Executive Vice President of Operations. Dan has many years of restaurant experience and was deeply involved in the growth and success of Ruth's Chris Steak Houses, the nation's pre-eminent upscale steak house chain. He brings an attitude and history of commitment to customer satisfaction.
      We subsequently decided upon several new programs to improve our guests' experience. To enable our managers to have more time to personally devote to the customer, we have added additional staff in the restaurants. We also increased the managers' responsibility by giving them more authority to deal with the customer and to support our employees in these efforts. We initiated several programs to freshen the look of our restaurants: we changed the menu design and tablecloths, accelerated maintenance programs, and instituted new uniforms for the staff. A new advertising agency has been hired and new advertising material produced.
      While we believe that these programs are vital to our long term success, they will cost approximately $500,000 and will result in continued losses over the near term. Therefore, to help offset these costs we implemented a 3% price increase -- our first in 4 years. Even with this increase, we believe that our prices are very competitive. We also increased our emphasis on a seasonal menu, which will change periodically. These items will carry a slight premium price, and the continued change should provide a fresh look to the menu and additional options for our guests.
      These programs are very ambitious and there are no guarantees of success. But we strongly believe that this renewed emphasis on being the "Best Mex" restaurants with a festive atmosphere is essential to our long term success. This return to our roots should significantly improve restaurant operating results.
      Last year saw the greatest consolidation in the history of the casual segment of our industry. The large equity offerings of recent years with the ensuing accelerated growth of new units has created over-capacity in our segment. This has also driven many national chains into our smaller-market niche, over-saturating those areas.
      The flip side of this peril may present opportunities for Cucos. Many believe that last year's consolidation of smaller regional companies will accelerate. In fiscal year 1998, we were approached by a number of parties seeking to combine with a small public company and/or to utilize it as a "platform" for stock acquisitions and/or mergers with other smaller regional restaurant companies.
      We need more critical mass to improve the probability of success in the current and future environment. Smallness and marginal profitability have made us more vulnerable to adversities - either external or of our own making. We have so far been unable to grow our way out of this size vulnerability.
       Management's focus must remain primarily on achieving profitability this fiscal year. As the year progresses, however, we will dedicate appropriate attention and resources to acquisition/merger efforts to improve our Company's competitiveness and value in the marketplace.
      I am pleased to announce that V. M. Wheeler III has agreed to serve as a member of our Board of Directors. In addition to his current law practice, he brings ten years experience in the investment banking field including positions of Vice President of Corporate Finance with firms such as Shearson Lehman Hutton and Kidder Peabody. He fills the board seat vacated by Mr. Elie Khoury, our former President and Chief Operating Officer.
      I would like to thank you for your continuing support. While I was very disappointed with this year, I am excited about the programs we now have in place and their possible impact on our future. I believe strongly that we will see significant improvements in our guest counts, customer satisfaction, and restaurant operations in the upcoming year.

                                   Sincerely,



                                   Vincent J. Liuzza, Jr.
                                   Chairman of the Board and President

                 Management's Discussion and Analysis
           of Results of Operations and Financial Condition

1998 Compared to 1997

       Sales of Food and Beverages declined $302,000 (1.4%) to $21,162,000 from $21,464,000. This decrease was due to a 4.7% decline in existing restaurant sales resulting from a 6.0% decline in weekly guest counts at comparable restaurants. This decrease in sales occurred primarily in the Registrant's smaller markets and was partially offset by the opening of the Registrant's restaurant in Meridian, Mississippi.
      Commissary and Other Income increased $33,000 to $173,000 from $140,000, primarily resulting from the sale of a restaurant.
      Cost of Sales decreased $146,000 (2.9%) to $5,591,000 from $5,737,000. This decrease is primarily due to the decline in sales of food and beverages discussed above.
      Restaurant Labor and Benefits increased $186,000 (2.7%) to $7,091,000 from $6,905,000. This increase resulted from the increase in minimum wage in September, 1997, and the opening of the restaurant in Meridian, offset in part by a 2.0% decline in restaurant sales and benefit costs at existing restaurants.
      Other Operating Expenses increased $203,000 (5.0%) to $3,954,000 from $3,751,000. This increase primarily resulted from the opening of the restaurant in Meridian.
      Occupancy Costs increased $124,000 (5.6%) to $2,324,000 from $2,200,000. This increase was primarily due to the opening of the restaurant in Meridian.
      Royalties and Franchise Revenues increased $43,000 due to the opening of a franchised restaurant in Des Moines, Iowa, and a decline in expenses as no new franchise restaurants were opened in 1998.
      Operations Expenses decreased $88,000 (8.3%) to $968,000 from $1,056,000, which primarily related to a decrease in costs related to subleased restaurant facilities which was partially offset by an increase in costs related to hiring new employees.
      Corporate Expenses increased $72,000 (4.9%) to $1,533,000 from $1,461,000. This was primarily the result of an increase in workmen's compensation costs and the write-off of deferred site costs related to locations no longer being considered as possible restaurant locations. Due to revisions in its estimates, the Company provided an additional $178,000 for charges related to closed restaurants.
      Interest Expense increased $64,000 to $517,000 from $453,000. This increase was due to higher average borrowings and amortization of debt issuance costs offset in part by a small decline in the average overall borrowing interest rate.
      Because of lower than expected revenues and earnings, management increased the valuation allowance for deferred income tax assets resulting in income tax expense of $107,000.
      On October 26, 1997, the Company entered into a new credit facility with a commercial lending institution. In connection with this refinancing, the Company incurred prepayment penalties of $162,000 which have been reported as an extraordinary loss. (See Liquidity and Capital Resources.)

Liquidity and Capital Resources

      In 1998 and 1997, despite net losses of $1,064,000 and $446,000, the Company's operating activities provided cash flow of $158,000 and $881,000, respectively. Management has implemented certain actions, which are described on page 11, in an effort to improve operating results and cash flows. Management believes it will continue to generate cash flow from operating activities sufficient to allow it to operate and to meet its obligations. Management also believes there are alternate sources of financing available to allow the Company to meet short-term financing needs which may arise. However, there can be no assurance that management's plans will be successful or that alternate sources will be available.
      Working capital needs have been and will continue to be financed from operations and short-term borrowings. Although none is planned, restaurant expansion and remodeling has been and will continue to be funded from long term debt, lessor allowances and leases. Because of the timing of securing long term debt and leases, restaurant expansion and remodeling may be temporarily funded from operations.
      Net cash provided by operations decreased $723,000 from 1997 which primarily resulted from a decline in income from restaurant operations. Net cash provided by investing activities was $195,000 in 1998 compared to cash used of $525,000 in 1997, or an improvement of $445,000 and primarily included the purchase of property and equipment, offset by the sale of the Pensacola property. Net cash used in financing activities was $150,000 in 1998 and included principal payments on borrowings, debt issuance costs and debt restructuring penalties which were substantially offset by additional long-term borrowings.
      On October 26, 1997, the Company entered into a new credit facility of $3,590,000, with a commercial lending institution. This new credit facility consists of a term loan to be repaid, primarily, in monthly payments over 10 years and is secured by the restaurant operating properties. The proceeds from this term loan has been used to repay substantially all of the existing long-term debt and short-term debt payable to banks. In connection with this refinancing, the Company incurred a charge to earnings in the Second Quarter of $162,000 and is related to repayment penalties associated with the existing  debt. This loan is part of a pool of loans financed  by  the lender. A provision of this loan requires the Company to pay additional interest if certain conditions of the loan pool are not met. This provision would require the Company to pay additional interest each month if the loan pool conditions are not met. These monthly payments, if required, may increase the interest costs by a maximum of $400,000 over the life of the loan. At year end, the Company had paid no additional interest.
      The Company's line of credit provides $100,000 which may be used for working capital needs as well as restaurant expansion and remodeling. The line of credit bears interest at 2.0% per annum above the New York Prime Rate and had $100,000 outstanding at June 28, 1998.
      In January 1998, the Board of Directors amended the terms of the Company's debentures permitting immediate conversion. On February 19, 1998, the debenture holders exercised their conversion rights and converted the debentures into 527,983 shares of common stock.

Impact of Inflation and Changing Prices

      Inflation in food, labor, construction costs and interest rates can affect the Company's operations. Many of the Company's employees are paid hourly rates related to the minimum wage.
      Management reviews its pricing regularly to ensure it is priced competitively, that it offers outstanding value to its customers, and that margins are maintained. Inflation can also affect food costs, rent, taxes, maintenance, and insurance costs.

Seasonality

      The Company's results are affected by seasonality. Usually the highest sales periods occur in late Spring and Summer, with sales declining in the Fall and Winter. This is especially true for the Gulf Coast restaurants where sales are more dependent on tourism.

Forward-Looking Statements

      Forward-looking statements regarding management's present plans or expectations for new unit openings, remodels, other capital expenditures, the financing thereof, and disposition of impaired units involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with third parties, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding management's present expectations for operating results involve risk and uncertainties relative to these and other factors, such as advertising effectiveness and the ability to achieve cost reductions, which also would cause actual results to differ from present plans. Such differences could be material. Management does not expect to update such forward-looking statements continually as conditions change, and readers should consider that such statements speak only as to the date hereof.

Impact of Year 2000

      Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.
      The Company has completed an assessment and will have to modify or replace hardware and software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. In 1998, the Company replaced substantially all of its restaurant point of sales systems. The new systems do not have any year 2000 issues. The total Year 2000 project cost is estimated at approximately $50,000 for the purchase of new software and hardware that will be capitalized.
      The project is estimated to be completed not later than December 31, 1999, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company.
      The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area and the availability of software and hardware.
      The Company has initiated communications with all of its significant suppliers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 Issues. There is no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse effect on the Company's systems.

                      Balance Sheet - Cucos Inc.
                             June 28, 1998

Assets
Current Assets
  Cash and Cash Equivalents                                          $679,000
  Receivables:
     Trade                                                            590,000
     Due from Affiliates                                              166,000
     Less Allowance for Doubtful Accounts                             257,000
                                                                      499,000
  Inventories                                                         233,000
  Prepaid Expenses                                                    260,000
  Deferred Taxes and Other Current Assets                               5,000
     TOTAL CURRENT ASSETS                                           1,676,000

Deferred Taxes and Noncurrent Assets                                  264,000

Property, Equipment and Other
  Equipment                                                         3,774,000
  Leasehold Improvements                                            5,203,000
  Reacquired Franchise Rights                                         529,000
                                                                    9,506,000
  Less Accumulated Depreciation and Amortization                    4,412,000
                                                                    5,094,000

Investment in LaMexiCo, L.L.C.                                        242,000
Deferred Costs, Less Accumulated Amortization of $130,000             397,000
                                                                   $7,673,000
Liabilities and Shareholders' Equity
Current Liabilities
  Short-Term Debt Payable to Banks                                   $100,000
  Trade Accounts Payable                                            1,412,000
  Accrued Expenses and Other                                          572,000
  Accrued Payroll                                                     215,000
  Current Portion of Long-Term Debt                                   387,000
     TOTAL CURRENT LIABILITIES                                      2,686,000

Long-Term Debt, Less Current Portion                                3,452,000
Deferred Revenue and Other                                            262,000

Shareholders' Equity
  Preferred Stock, No Par Value-1,000,000
     Shares Authorized, None Issued or Outstanding                          -
  Common Stock, No Par Value - 20,000,000 Shares
     Authorized, 2,651,730 Shares Issued and Outstanding            5,253,000
  Additional Paid-in Capital                                          111,000
  Retained Earnings (Deficit)                                      (4,090,000)
     TOTAL SHAREHOLDERS' EQUITY                                     1,273,000
                                                                   $7,673,000
See notes to financial statements.

                 Statements of Operations - Cucos Inc.

                                                                 Fiscal Year Ended
                                                            June 28, 1998       June 29, 1997

Restaurant Operations
  Sales of Food and Beverages                                 $21,162,000         $21,464,000
  Restaurant Expenses:
     Cost of Sales                                              5,591,000           5,737,000
     Restaurant Labor and Benefits                              7,091,000           6,905,000
     Other Operating Expenses                                   3,954,000           3,751,000
     Occupancy Costs                                            2,324,000           2,200,000
     Preopening Costs                                              87,000              97,000
       Total Restaurant Expenses                               19,047,000          18,690,000
Income From Restaurant Operations                               2,115,000           2,774,000

Royalties and Franchise Revenues, net of
     expenses of $23,000 and $96,000                              113,000              70,000
Commissary and Other Income                                       173,000             140,000
                                                                2,401,000           2,984,000

Operations Supervision Expenses                                   968,000           1,056,000
Corporate Expenses                                              1,533,000           1,461,000
Charges Related to Closed Units and Asset Impairment              178,000             460,000
Operating Income (Loss)                                          (278,000)              7,000
Interest Expense                                                  517,000             453,000
Loss Before Income Taxes and Extraordinary Item                  (795,000)           (446,000)
Income Taxes                                                      107,000                   -
Loss Before Extraordinary Item                                   (902,000)           (446,000)
Extraordinary Item - Debt Restructuring Penalties                (162,000)                   -
Net Loss                                                      $(1,064,000)          $(446,000)

Weighted Average Number of Common Shares and Common
Share Equivalents Outstanding - Basic and Diluted               2,306,000           2,114,000

Net Loss Per Share Before Extraordinary Items - Basic             ($0.39)             ($0.21)
and Diluted
Extraordinary Item - Basic and Diluted                             $0.07              $    -
Net Loss Per Share - Basic and Diluted                            ($0.46)             ($0.21)

See notes to financial statements.

                 Statements of Cash Flows - Cucos Inc.

                                                                           Fiscal Year Ended
                                                                      June 28, 1998  June 29, 1997
Operating Activities

Net Loss                                                                ($1,064,000)     ($446,000)
  Adjustments to Reconcile Net Loss to Net
     Cash Provided by Operating Activities:
       Deferred income Taxes                                                107,000              -
       Debt Restructuring Penalties                                         162,000              -
       Depreciation and Amortization                                        920,000      1,053,000
       Decrease in Deferred Revenue and Other                              (209,000)       (30,000)
       Gain on Sale of Assets and Other                                    (187,000)              -
       Asset Impairment and Rent Reserve                                    178,000        460,000
       Accretion of Discount on Convertible Debenture                        21,000         32,000
       Equity in Earnings of Equity Investee,
          Net of Distributions of $44,000 and $17,000                        11,000         (8,000)
       Change in Operating Assets and Liabilities:
          Receivables                                                       105,000        (54,000)
          Inventories                                                        21,000        (10,000)
          Prepaids and Other                                                141,000       (119,000)
          Deferred Costs                                                     (5,000)       (16,000)
          Accounts Payable                                                 (143,000)        78,000
          Accrued Expenses                                                   88,000        (61,000)
          Accrued Payroll                                                    12,000          2,000
  NET CASH PROVIDED BY OPERATING ACTIVITIES                                 158,000        881,000

Investing Activities

  Purchases of Property and Equipment                                      (639,000)      (525,000)
  Proceeds From Sale of Assets                                              834,000              -
  NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                       195,000       (525,000)

Financing Activities

  Change in Short-Term Debt Payable to Banks                                (50,000)        57,000
  Proceeds From Long-Term Borrowings                                      4,506,000        452,000
  Debt Restructuring Penalties                                             (162,000)             -
  Principal Payments on Borrowings                                       (4,155,000)    (1,170,000)
  Debt Issuance Costs                                                      (289,000)              -
  NET CASH USED IN FINANCING ACTIVITIES                                    (150,000)      (661,000)
  INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          203,000       (305,000)
Cash and Cash Equivalents at Beginning of Year                              476,000        781,000
  CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $679,000       $476,000

Non Cash Financing and Investing Activities
  Equipment and Leasehold Improvements Financed by Capital Leases          $400,000        $29,000

See notes to financial statements.


            Statements of Shareholders' Equity - Cucos Inc.


                                                        Additional      Retained
                                                          Paid-In       Earnings
                                        Common Stock      Capital       (Deficit)        Total

Balance as of June 30, 1996                $4,746,000       $228,000   $(2,581,000)     $2,393,000
     Net Loss for the year                          -              -      (446,000)       (446,000)
Balance as of June 29, 1997                4,746,0000        228,000    (3,027,000)      1,947,000
     Net Loss for the year                          -                   (1,064,000)     (1,064,000)
     Conversion of Debenture                  500,000      (117,000)              -        383,000
     Common Stock for Services                  7,000              -              -          7,000
Balance as of June 28, 1998               $5,2536,000       $111,000   ($4,091,000)     $1,273,000

                              Cucos Inc.
                             June 28, 1998

                     Notes to Financial Statements


Note A - Significant Accounting Policies

      Fiscal Year: The Company uses a 52/53 week year for financial reporting purposes with its fiscal year ending on the Sunday closest to June 30. 1998 and 1997 were fifty-two week years.
      Industry: The Company is a full-service casual dining restaurant chain offering Mexican appetizers, entrees and complementing beverages. At year end, the Company operated fifteen restaurants and franchised five restaurants.
      Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
      Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
      Inventories: Inventories, consisting primarily of food and beverages, are stated at the lower of cost (first-in, first-out method) or market.
      Property, Equipment, and Other: Property, Equipment and Other is stated on the basis of cost. Depreciation and amortization are computed by the straight-line method over the assetsO useful lives or their lease terms, whichever is shorter. Amortization of assets recorded under capital leases is included in depreciation expense. The useful lives of equipment range from 3-10 years; the useful lives of leasehold improvements are generally 15 years, and the useful lives of reacquired franchise rights, which represents the costs to reacquire franchised restaurants in excess of the tangible assets acquired, are 15 years.
      Deferred Costs: Deferred costs represent site costs, debt issuance costs and other, primarily trademarks. Deferred site costs incurred in the selection of sites for new company-owned restaurants are capitalized and amortized on a straight-line basis over a 10-year period; costs incurred in the selection of sites for franchised restaurants are accumulated and expensed when the related franchise revenue is recognized. If a potential site is abandoned, the deferred costs related to that site are charged to current operations. Deferred debt issuance costs are amortized over the life of the related debt. Other deferred costs, primarily trademarks, are amortized on a straight-line basis over 20 years.
      Advertising Costs: Advertising costs are expensed as incurred. Advertising expense was $982,000 and $954,000 in 1998 and 1997, respectively.
      Franchise Fees and Royalties: The Company sells exclusive rights to develop Cucos restaurants in designated territories (Area Development Agreements), as well as individual franchises for each restaurant. The Area Development Agreements call for a nonrefundable fee paid to the Company in exchange for territorial exclusivity.
Franchise development fee revenue from these agreements is deferred and recognized as income on a pro rata basis as restaurants are developed in the designated territory or when the developer forfeits the development rights under the agreement. Franchise fee revenue related to the individual restaurants is recognized as income when all obligations of the Company are substantially fulfilled, which occurs when the franchise restaurant begins operations. Royalty income is based upon a percentage of franchise sales and is recognized as income when earned. Royalties and other receivables are often collaterized by personal guarantees and sometimes by equipment owned by the franchisee.
      Investment in LaMexiCo, L.L.C.: The Company accounts for its investment using the equity method of accounting. The difference between the carrying amount of the investment and the amount of the underlying equity in the net assets of the investee ($26,000) is being amortized over the term of the franchise agreement.
      Income Taxes: The Company accounts for income taxes using the liability method. Under this method deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
      Impairment of Long-Lived Assets: The Company reviews long-lived assets to be held and used in the business, including reacquired franchise rights, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. Assets are evaluated for impairment at the operating unit level. The Company considers a history of operating losses to be its primary indicator of potential impairment. An asset is deemed to be impaired if a forecast of undiscounted future operating cash flows directly related to the asset, including disposal value if any, is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. The Company generally estimates fair value by discounting estimated future cash flows. Considerable judgment is necessary to estimate cash flows. Accordingly, it is reasonably possible that actual results could vary significantly from such estimates.
      Stock-Based Compensation: The Company accounts for its stock compensation arrangements under the provision of Accounting Principles Board (OAPBO) No. 25, "Accounting for Stock Issued to Employees".
     Reclassifications: Certain balances in the prior fiscal year have been reclassified to conform with the presentation in the current fiscal year.

Note B - Debt

Note payable to insurance company - fixed interest rate -
    9.5% - monthly payments of $4,000                               $127,000
Notes payable to commercial lender  - fixed interest rate -
    11.6% - monthly payments of $55,000                            3,340,000
Capital lease obligations - fixed interest rates of 12.11%
    to 14.2% - monthly payments of $9,000                            372,000
                                                                   3,839,000
Less current portion                                                 387,000
                                                                  $3,452,000

      In November 1997, the Company used the proceeds from a loan by a commercial lending company to refinance all of its outstanding notes payable to banks and finance companies, capital lease obligations, and other long-term debt that was outstanding at that time. This loan is part of a pool of loans financed by the lender. A provision of this loan required the Company to pay additional interest if certain conditions of the loan pool are not met. This provision would require the Company to pay additional interest each month if the loan pool conditions are not met. These monthly payments, if required, may increase the interest costs by a maximum of $400,000 over the life of the loan. At year end, the Company had paid no additional interest.
      The Company's debt is collateralized by substantially all of the restaurant equipment and leasehold improvements and other assets and is guaranteed by a company officer.
      Maturities of long-term debt for each of the next five fiscal years are $387,000 in 1999; $435,000 in 2000; $489,000 in 2001;
$425,000 in 2002; and $386,000 in 2003. Interest expense approximates interest paid for each of the last two fiscal years.
      The Company has a line-of-credit agreement which provides up to $100,000 of short-term financing at prime plus 2%. There were no amounts available to borrow under that agreement as of year end. Borrowings under this agreement are unsecured and mature in December 1998. At year end the prime rate was approximately 8.5%.
      The weighted average interest cost on the short-term borrowings at year end was 10.25% and the overall average interest rate on long term debt was 12.1%.
      Certain credit and long-term debt agreements contain covenants which include provisions for the maintenance of various ratios. At year end the Company was in compliance with all such covenants.
      In July 1996, the Company issued $500,000 of Zero-Coupon Convertible unregistered debentures. The debentures were convertible into 527,983 shares of the Company's common stock beginning on July 2000. In January 1998, the Board of Directors amended the terms of the Company's debentures permitting immediate conversion. On February 19, 1998, the debenture holders exercised their conversion rights and converted the debentures into 527,983 shares of common stock. At the time of conversion, the debentures were owned by related parties.
      The carrying amounts reported in the balance sheet for debt approximate fair value, as estimated using discounted cash flow analyses, based on the CompanyOs current incremental borrowing rates for similar types of borrowing instruments.

Note C - Income Taxes

Significant components of the CompanyOs deferred tax assets and liabilities are as follows:

Deferred tax assets:
     Net operating loss carryforwards                  $991,000
     Tax credit carryforwards                           642,000
     Property                                           335,000
     Other - net                                        161,000
          Total deferred tax assets                   2,129,000
     Valuation allowance for deferred tax assets      2,016,000
                                                        113,000
Deferred tax liabilities:
     Prepaid and deferred costs                         113,000
          Net deferred tax assets                      $      -

      The following is a reconciliation of income taxes at the Federal statutory rate of 34% to income taxes reported in the statements of operations based on loss before income taxes:

                                                         June 28,    June 29,
                                                           1998        1997
Income tax benefit at the Federal statutory rate        $(364,000)  $(152,000)
State taxes, net of Federal deductions                    (47,000)    (24,000)
Tax credits                                                      -   (117,000)
Miscellaneous items not deductible for Federal income            -     41,000
    taxes
Change in valuation allowance                             828,000     252,000

Income Taxes                                             $       -   $     -

      At year end for federal income tax purposes, the Company had net operating loss carryforwards of approximately $2,608,000 and investment and jobs tax credits carryforwards of approximately $642,000. These carryforwards expire beginning in 1999.
      The Company has provided a valuation allowance for deferred tax assets, which may not be realized through future taxable income and the reversals of taxable temporary differences. Because of lower than expected revenues and earnings, management increased the valuation allowance resulting in income tax expense of $107,000.

Note D - Leases

      The Company leases eighteen restaurant facilities and its corporate headquarters under noncancelable operating lease agreements with initial lease terms expiring between 1999 and 2011. Eighteen of the restaurant leases have remaining renewal options, and fifteen provide for contingent rentals based on sales performance in excess of specified minimums. Contingent rentals were not material in any year. Some of the leases also have varying escalation clauses based either on fixed dollar increases, a percentage of the previous minimum annual rental, or the consumer price index. Amortization of assets recorded under capital leases is included in depreciation expense.
       The Company subleases three restaurant facilities under noncancelable sublease agreements with lease terms expiring from 2005-2012. The Company revised and increased its reserve for the difference between anticipated sublease income and the Company's minimum commitment under these leases by $1,630,000. This reserve is included in deferred revenue and other liabilities.
      Future minimum lease and sublease payments were as follows at year end:

                                 Operating Leases
                     Lease        Sublease          Net          Capital
                                                                 Leases
1999                $1,439,000        $231000     $1,128,000       $111,000
2000                 1,365,000        233,000      1,056,000        111,000
2001                 1,199,000        265,000        854,000        111,000
2002                 1,113,000        265,000        767,000        111,000
2003                   865,000        265,000        540,000         55,000
Thereafter           3,402,000      1,048,000      2,354,000              -
                                                                    499,000
                       Less unamortized discount (12.1-14.2%)      (127,000)
                                                                   $372,000

      Rent expense for real estate on all the Company's operating leases was $1,594,000 in 1998 and $1,560,000 in 1997.
      Included in Property, Equipment and Other are assets subject to capital leases of:

Equipment and Leasehold Improvements           $649,000
Accumulated Amortization                       (245,000)
                                               $404,000

Note E - Related Party Transactions

      The Company is affiliated with L.B.G., Inc. ("LBG"), through common ownership. The Company charges LBG for accounting and administrative services based on the gross sales of each company. The amounts reimbursed in 1998 and in 1997 were nominal. At June 28,
1998,  LBG  owed  the  Company $93,000 for  food,  rent  supplies  and service.
       The Company owns a 31.0% interest in LaMexiCo, L.L.C. ("LaMexiCo"), a limited liability company, that operates a franchised Cucos in Metairie, Louisiana. The Company also manages the restaurant for LaMexiCo, and receives 4% of net sales as compensation. There was no undistributed income from LaMexiCo included in the Company's retained earnings at June 28, 1998. The restaurant opened under the development rights previously owned by LBG. LBG currently owns 25.3% of LaMexiCo. At year end, LaMexiCo owed the Company $32,000, which is paid current, for management fees, royalties and other expenses.
       The following summarizes the Company's relationships with LaMexiCo.

                                                1998        1997
Royalties received                           $58,000     $54,000
Management fees received                     $77,000     $80,000
Receivable outstanding at year end           $32,000     $17,000
Equity in earnings                           $33,000     $25,000

     LaMexiCo summarized financial information (based on the investee's fiscal year ending April of each year):

                                         1998           1997
     Balance Sheet
          Total Liabilities            $259,000       $253,000
          Members Equity                696,000        777,000
               TOTAL ASSETS            $955,000     $1,030,000

     Statement of Income
          Revenues                   $2,202,000     $1,834,000
          Net Income                   $133,000       $115,000

      The Company leases the land, building and improvements for one Company-owned restaurant from a director. The primary term of the lease is 15 years and expires in 2000 with an option to renew for 15 years. The Company paid rent of $127,000 in 1998 and 1997.
      The Company has agreements with Brothers Video, Inc., an affiliated company, to supply video poker machines in nine Cucos restaurants located in Louisiana. The term of each agreement is 10 years. The Company has the option to renew each contract for two additional years.
      Under the agreements the Company shares in the gross device revenues less state franchise fees and receives 70% of the net receipts. The Chairman and Chief Executive Officer of the Company is the sole stockholder of Brothers Video, Inc. At June 28, 1998, the Company had a current accounts receivable from Brothers Video, Inc. of $34,000 for video poker revenues earned. The Company's share of video poker revenues, included in sales of food and beverages, was 3.1% and 2.6% of sales of food and beverages in 1998 and 1997 respectively.
      Also see Note B for description of issuance of $500,000 of non interest bearing convertible debt to related parties. At various times during 1998 an officer made advances to the Company totaling $37,000 of which all has been repaid. The high balance outstanding during the year was $57,000.

Note F - Stock Options

      The Company's 1993 Incentive Stock Option Plan (Option Plan) has authorized the grant of options to directors and management personnel for up to 509,000 shares of the Company's common stock. The option price of each incentive stock option granted may not be less than 100% of the fair market value of the Common Stock at date of grant. Additionally, the Company may award nonqualified stock options under the Option Plan at an exercise price of not less than the fair market value of the Common Stock at the date of grant. All options granted have 10 year terms and vest and become exercisable in four equal annual installments beginning one year after the grant date.
      The following table summarizes options outstanding for 1998. The weighted average contractual life is 8 years.

                                                    1998                          1997
                                                            Weighted                      Weighted
                                               Shares     Avg. Price         Shares     Avg. Price
     Outstanding at beginning of year         370,000          $1.40        395,000          $1.67
     Granted                                   81,700          $1.04        244,000          $1.32
     Forfeited                                (7,500)          $1.51      (269,000)          $1.73
     Exercised                                      -              -              -              -
     Outstanding at end of year               444,200          $1.31        370,000          $1.40
     Exercisable at end of year               249,000                       251,000
     Exercise Price                                      $1.18-$1.94                   $1.18-$1.94

      The weighted average remaining contractual life of the options outstanding is 8.5 years. The weighted average fair value of options granted during 1998 and 1997 was $1.00 per share.
     Pro forma information regarding net income and earnings per share is required by FASB Statement 123, Accounting for Stock Based Compensation, which also requires that the information be determined as if the Company has accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998 and 1997, respectively: risk-free interest rates of 6.3% and 5.9%; no dividends; volatility factors of the expected market price of the Company's common stock of .54 and .48; and a weighted-average expected life of the options of 5 years.
     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information).

                                                      1998         1997
     Pro forma net loss                           ($1,089,000)  ($662,000)
     Pro forma loss per share-Basic and diluted      ($.47)       ($.31)

Note G - Per Share Amounts

      Basic loss per share amounts are based on the weighted average number of shares of Common Stock outstanding. Diluted per share amounts give effect to securities (stock options) outstanding, if any. Stock options were anti-dilutive in 1998 and 1997. The Financial Accounting Standards Board issued FAS 128, Earnings Per Share, which was effective in the period ending December 1997. The adoption of this pronouncement had no impact on the Company's previously reported 1997 or 1998 reported per share amounts.

Note H - Franchise Operations

      In addition to its company-owned restaurants, the Company had five franchised restaurants in operation at the end of 1998. During 1998 no franchised restaurants opened and no franchised restaurants closed. During 1997, one franchised restaurant opened and none closed.

Note I - Shareholders' Rights Agreement

     In 1989 the Company declared a distribution of rights to purchase the CompanyOs Common Stock at a rate of one right for each outstanding share of the Company's Common Stock. The rights were issued in February 1990. The rights are not exercisable until ten days following the occurrence of one of the following events: 1) acquisition by a group or person of 15% or more of the Company's Common Stock, or 2) an announcement by a potential acquirer of a tender or exchange offer that would result in the ownership of 15% or more of the CompanyOs Common Stock. Once exercisable, unless redeemed earlier by the Company, each right entitles the holder to buy $12 worth of shares of the Company's Common Stock for an exercise price of $6. The Company may redeem the rights at $.01 per right at any time until 10 days after 15% or more of the Company's Common Stock is acquired by a person or group. The rights will expire on December 31, 1999.

Note J - Defined Contribution Plan

     The Company sponsors a defined contribution savings plan which is available to substantially all employees. Eligible employees may contribute up to 20% of their compensation. The Company contributes an additional amount to the plan equal to 15% of employee contributions up to 5% of compensation. Company contributions were $15,000 in 1998 and 1997.

Note K - Contingencies

      The Company has various lawsuits arising from its normal operations. It is the opinion of management that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.


           Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Shareholders
Cucos Inc.

      We have audited the accompanying balance sheet of Cucos Inc. as of June 28, 1998, and the related statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended June 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cucos Inc. at June 28, 1998, and the results of its operations and its cash flows for each of the two years in the period ended June 28, 1998, in conformity with generally accepted accounting principles.

                                        ERNST & YOUNG LLP

New Orleans, Louisiana
September 25, 1998

                        Cucos Inc. - Stock Data

      The Registrant's common stock is traded on The NASDAQ Small-Cap Market under the symbol CUCO. The following table sets forth the range of the high and low bid and ask prices for each of the quarters indicated for fiscal 1998 and fiscal 1997.

     Fiscal 1997                               High Bid-Ask      Low Bid-Ask
     1st Quarter ended 10/19/96               1 3/8 - 1 5/8      1 1/4-1 1/4
     2nd Quarter ended 1/11/97                 1 1/2-1 5/8       1 1/8-1 1/4
     3rd Quarter ended 4/5/97                  1 3/8-1 5/8      1 1/4-1 5/16
     4th Quarter ended 6/29/97                 1 3/8-1 1/2      1 3/16-1 1/4

     Fiscal 1998                               High Bid-Ask      Low Bid-Ask
     1st Quarter ended 10/19/97               1 1/2 - 1 7/8     1 1/8 - 1 1/4
     2nd Quarter ended 1/11/98                1 1/4 - 1 1/2     1 1/8 - 1/3/8
     3rd Quarter ended 4/5/98                     1 1/4         23/32 - 1/1/8
     4th Quarter ended 6/28/98                      1              3/4 - 1

      On September 17, 1998, the closing bid and ask prices for the Registrant's common stock were 1 3/8 bid and 1 3/8 ask.
      The foregoing quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not necessarily represent actual transactions.
      Since becoming a public company, the Registrant has paid no cash dividends and has no present intention of paying dividends, but rather will retain its earnings to provide funds for expansion of its business and other corporate purposes.
       Approximate number of shareholders (including beneficial shareholders through nominee registration) as of September 15, 1998:
825. Market makers: Herzog, Heine, Geduld, Inc., Paragon Capital Corp. and Morgan, Keegan & Company.

Board of Directors                   Officers

Vincent J. Liuzza, Jr.               Vincent J. Liuzza, Jr.
Founder, Chairman of the Board       Founder, Chairman of the Board
since 1981.  Committees:             of Cucos Inc. since 1981.
Executive, Audit, Compensation.      Chairman and other Offices-
Chairman-Executive                   L.B.G. Inc., (formerly Sizzler
                                     Family Steakhouses of Southern
Frank J. Ferrara                     Louisiana, Inc.) since 1969.
Director since 1996. Managing
Partner - Ferrara & Ferrara since    Thomas J. Grace
1982.  Committees: Audit,            Secretary since 1983 and
Compensation.  Chairman-             General Counsel since 1992.
Compensation.
                                     Glenda T. Liuzza
Thomas J. Grace                      Founder, Vice President Concept
Founder and Secretary since 1983.    Development since 1985.
General Counsel since 1992.          Director of Marketing (1983-
Committee: Executive.                1985).

David M. Liuzza                      Daniel L. Earles
Founder and Director since 1995.     Executive Vice President in
President and other offices of       charge of Operations since June
L.B.G., Inc., formerly Sizzler       1998.
Family Steakhouses of Southern
Louisiana, Inc. since 1969.          Elias Daher
President-LaMexiCo, L.L.C., a        Regional Vice President since
franchisee of the Company since      September 1998.
1994. Committee: Executive           Senior Operations Supervisor
                                     (1997-1998)
Sidney C. Pulitzer                   District Supervisor (1990 -
Director since 1983. Formerly        1997)
Chairman-Wemco Inc., a               General Manager (1986 - 1990)
manufacturer of menOs neckwear.
Committees: Compensation and
Audit.  Chairman-Audit.              Consultants to the Board

Miguel Uria                          Richard E. Butler
Director since 1983. President-      Consultant  since 1994
Oro Financial, a registered          Formerly Executive Vice-
broker/dealer since 1988. Prior      President - El Torito Mexican
to 1988, Mr. Uria served as First    Restaurants
Vice President of Howard, Weil,
Labouisse, Friederichs               Kenneth F. Reimer
Incorporated, an investment          Consultant since 1994
banking firm. Committees:            Formerly President and CEO -
Compensation                         Roma Corporation, operator of
                                     Tony Roma's, A Place for Ribs.
V. M. Wheeler III
Accepted appointment on Board of
Directors October 1, 1998.
Partner - Kendrick & Wheeler,
L.L.P., a law firm located in New
Orleans, LA since 1995.  From
1994-1997, he was a Vice
President of Cain Brothers &
Company, Inc., an investment
banking firm.  Committees:  Audit
and Compensation

                         Corporate Information

Transfer Agent                     Form 10-KSB
  Registrar and Transfer Company    A copy of Form 10-KSB, the
  Cranford, New Jersey               Corporation's annual report to
Securities Counsel                   the Securities and Exchange
  Drinker Biddle & Reath, LLP        Commission, can be obtained
  Philadelphia, Pennsylvania         without charge by writing or
Independent Auditors                 faxing your request to:
  Ernst & Young LLP                      Cucos Inc.
  New Orleans, Louisiana                 Attn:  Investor Relations
Corporate Office                         110 Veterans Blvd., Suite
  110 Veterans Blvd., Suite 222      222
  Metairie, Louisiana 70005              Metairie, Louisiana 70005
  504-835-0306                           Fax No. 1-504-836-3194
NASDAQ Symbol: CUCO                Form 10-QSB
Annual Meeting                      A copy of Form 10-QSB, the
The annual meeting of shareholders   CompanyOs quarterly report to
will be held at Cucos Border Cafe,   the Securities and Exchange
3000 Veterans Boulevard, Metairie,   Commission, can be obtained
Louisiana, at 3:00 p.m. on           without charge by faxing your
Thursday, November 19, 1998.         request to:
                                         Cucos Inc.
                                         Attn. Investor Relations
                                         Fax No. (504) 836-3194